GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015
ASSETS

Current assets	
Cash	$ 6,402,430
Accounts receivable, net of allowance for doubtful accounts of $0	36,786
Prepaid expenses	36,895
Total current assets	6,476,111
Property and equipment, at cost	
Computers	80,685
Furniture and fixtures	80,118
	160,803
Accumulated depreciation	(160,803)
	-
Other assets	
Deposits	9,693
Total assets	$ 6,485,804

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 9,989
Due to profit sharing	139,370
Current portion of deferred rent	13,097
Discretionary bonuses and profit sharing	5,576,269
Total current liabilities	5,738,725
Long-term liabilities	
Deferred rent	39,115
Total liabilities	5,777,840
Member's equity	707,964
Total liabilities and member's equity	$ 6,485,804

See accompanying notes to the financial statements